Filed Pursuant to Rule 433

Registration Statement No. 333-151351 and No. 333-175764

PRESS RELEASE	FOR IMMEDIATE RELEASE

November 14, 2012

Uruguay Announces Exchange Ratios for its Exchange Offer

Montevideo, Uruguay: To ease participation through the European Clearing Systems in the exchange offer launched on Tuesday, November 13, 2012 (the “Exchange Offer”) by the Republic of Uruguay (“Uruguay”) to holders of the bonds set forth in the table below (the “Group A Bonds” and the “Group B Bonds”, collectively referred to herein as the “Eligible Bonds”), subject to certain conditions, to tender the Eligible Bonds in exchange for additional 4.125% US$ Global Bonds due 2045 (the “New Bonds due 2045”) to be issued by Uruguay upon settlement of the Exchange Offer, Uruguay announced today:

I. The Reopened 2045 Bonds issued pursuant to the Exchange Offer will have the following pricing terms:

•	2045 Reopening Price: US$995.00 per US$1,000 principal amount;

•	2045 Reopening Yield: 4.153%;

II. The Relative Spread and other information relating to the Group B Bonds for each series of Group B Bonds, as set forth in the table below:

Group B Bonds	2045 Reopening Yield	Relative Spread (bps)	Yield Used to Determine Group B Bond Value *	Group B Bond Value (per US$1,000)
7.875% due January 2033	4.153%	-5	4.103%	US$	1,513.73
7.625% due March 2036	4.153%	-5	4.103%	US$	1,511.62

III. The Exchange Ratios for each series of Eligible Bonds, as set forth in the table below:

•	Relative Spread for each series of Group B Bonds, as set forth in the table below;

•	Yield to determine the Group B Bond Value for each series of Group B Bonds:

•	Group B Bond Value for each series of Group B Bonds, as set forth in the table below;

•	Exchange Ratio for each series of Eligible Bonds, as set forth in the second table below.

*	Yield Used to Determine Group B Bond Value is the sum of the 2045 Reopening Yield and the applicable Relative Spread.

Group A Bonds	Exchange Ratio
7.000% due April 2013	1.030150754
7.875% due March 2014	1.108040201
7.250% due May 2014	1.105527638
7.500% due March 2015	1.170854271
8.750% due June 2015	1.217336683
7.625% due January 2017	1.270100503
9.250% due May 2017	1.360552764
8.000% due November 2022	1.482412060
6.875% due September 2025	1.434673367
7.875% due July 2027	1.531407035

Group B Bonds
7.875% due January 2033	1.521336683
7.625% due March 2036	1.519216080

The Exchange Offer commenced on Tuesday, November 13, 2012, on the terms and subject to the conditions described in the Exchange Offer document dated November 13, 2012 (the “Exchange Offer Document”), and will expire at 5:00 p.m. New York City time on Friday, November 16, 2012, unless extended or early terminated by Uruguay in its sole discretion.

Holders of Eligible Bonds may participate in the Exchange Offer only by making an offer in the applicable manner described under the heading “Terms of the Invitation—Tender Procedures” in the Exchange Offer Document.

The results of the Exchange Offer will be announced at or around 12:00 noon New York City time, or as soon as possible thereafter, on Monday, November 19, 2012.

The settlement date for the Exchange Offer is Wednesday, November 21, 2012 (the “Settlement Date”). As indicated in the Exchange Offer Document, however, the principal amount of New Bonds due 2045 holders will be entitled to receive for the Eligible Bonds tendered and Uruguay accepted in the Exchange Offer will not be adjusted; holders will not receive any payment for interest accrued on and after November 20, 2012 on their Eligible Bonds accepted for exchange; and holders will also not be required to make any payment for interest accrued but unpaid on the New Bonds due 2045 on and after November 20, 2012.

Holders of bonds subject to the Exchange Offer, or their custodians, may request a copy of the Exchange Offer Document from Bondholder Communications Group, LLC at 1-888-385-2663 (toll free number), 1-212-809-2663 (outside the U.S.), +44 20 7382 4580 (London), www.bondcom.com/rou. Contact: Rita Upton, Bondholder Communications Group. Source: Republic of Uruguay.

Uruguay has retained BNP PARIBAS and Citigroup to act as Dealer Managers for the Exchange Offer. Questions regarding the Exchange Offer may be directed to BNP PARIBAS at (1) 888 210 4358 (in the U.S.) or (1) 212 841 3059 (outside the U.S.) or Citigroup at (1) 800 558 3745 (in the U.S.) or (1) 212 723 6108 (outside the U.S.).

This announcement is not an offer or a solicitation of offers to exchange or tender any securities. Any offer will be made solely by the documents referred to above. The distribution of materials relating to any offer, and the transactions contemplated by any offer, may be restricted by law in certain jurisdictions. If materials relating to any offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions. The materials relating to any offer does not constitute, and may not be used in connection with, an offer or solicitation in any place where such offers or solicitations are not permitted by law.

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/102385/000119312512309047/d375607d18k.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512309047/d375607dex99d.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342312000529/rou-18ka1_1109.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342312000529/rou-18ka1es99e_1109.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342308000510/repofur-sba1_0619.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511195798/dsbmef.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512465907/d438381d424b3.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512465965/d441272dfwp.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342312000538/repofuruguay-fwp_1113.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512468392/d441288d424b2.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512468909/d439371dfwp.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering of securities to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling BNP PARIBAS at (1) 888 210 4358 (in the U.S.) or (1) 212 841 3059 (outside the U.S.), or Citigroup at (1) 800 558 3745 (in the U.S.) or (1) 212 723 6108 (outside the U.S.).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.